UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 6-24-03

03030353

September 8, 2003

Gary D. Gerstman
Sidley Austin Brown & Wood
Bank One Plaza
10 S. Dearborn Street
Chicago, IL 60603

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 9/8/2003

Re: Sara Lee Corporation
Incoming letter dated June 24, 2003

Dear Mr. Gerstman:

This is in response to your letters dated June 24, 2003, August 8, 2003 and August 25, 2003 concerning the shareholder proposal submitted to Sara Lee by the New York City Employees' Retirement System Fund. We also have received letters on the proponents' behalf dated July 28, 2003, August 10, 2003 and August 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Janice Silberstein
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, NY 10007-2341

SIDLEY AUSTIN BROWN & WOOD

DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO
WASHINGTON, D.C.

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(312) 853-2060

WRITER'S E-MAIL ADDRESS
ggerstman@sidley.com

June 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On May 16, 2003, Sara Lee Corporation (the "Company" or "Sara Lee") received a proposed stockholder resolution and supporting statement (together, the "Proposal") for inclusion in the proxy materials to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. The Proposal calls for the Company to commit itself to implement a code of conduct based on human rights standards similar to those of the United Nation's International Labor Organization ("ILO") conventions and to commit to a program of monitoring compliance with such standards. A copy of the Proposal and the letter that accompanied it are attached hereto as Exhibit A.

The Proposal was submitted by the office of the Comptroller of New York City as trustee of the New York City Employees' Retirement System Fund (the "Proponent"), a Company stockholder.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8. We have been advised by the Company as to the factual matters set forth herein. The Company believes that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(10) under the Exchange Act because the Company has substantially implemented the Proposal through its *Global Business Standards*, *Global Operating Principles* and *Supplier Selection Guidelines* (collectively, the "Global Standards, Principles and Guidelines"), which are attached as Exhibit B, Exhibit C and Exhibit D, respectively. The Company therefore respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, including the exhibits hereto.

I. SUMMARY OF THE COMPANY'S POSITION

The Company believes that it has substantially implemented the Proposal through its Global Standards, Principles and Guidelines and the Proposal may therefore be excluded from its proxy materials under Rule 14a-8(i)(10). The Global Standards, Principles and Guidelines contain policies designed to protect the rights of employees, both within the U.S. and internationally, in all Sara Lee-owned facilities and in third-party facilities that manufacture Sara Lee products.

II. DISCUSSION

The Company has concluded that the Proposal's requests have been substantially implemented by the Company. The Staff has consistently taken the position that a proposal is substantially implemented if the company already has policies and procedures in place relating to the subject matter of the proposal. *See Freeport-McMoRan Cooper & Gold Inc.* (March 5, 2003) (permitting exclusion of proposal to amend Freeport's human rights policy); *Talbots Inc.* (April 5, 2002) (permitting exclusion of proposal to implement a code of conduct based on ILO's human rights standards); *The Gap, Inc.* (March 16, 2001) (permitting exclusion of proposal requesting that the board report on labor practices); *Kmart Corp.* (Feb. 23, 2000) (permitting exclusion of proposal requesting that the board report on the company's vendor standards and compliance).

The Proposal consists of the following:

(i) six "whereas" clauses which relate to the prospect of having U.S. corporations establish standards which incorporate the conventions of the ILO on workplace human rights and implementing independent monitoring programs, as well as five general principles that set forth the topics of eight ILO conventions; and

(ii) a resolution which specifically requests that Sara Lee establish, for its and its suppliers' international facilities, a code of conduct based on the ILO standards and implement an independent compliance program, as follows:

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The Company believes that it already has substantially implemented this proposal because the subject matter contained in the Proposal is currently addressed by the Company's Global Standards, Principles and Guidelines. These policies are available on the "Corporate Overview" page of the Company's website (www.saralee.com). The Global Standards, Principles and

Guidelines cover a multitude of business practices, including each of the following: (i) freedom of association, (ii) prohibition against discrimination, (iii) fair treatment and compensation of employees, (iv) prohibition against the use of forced labor and (v) prohibition against the use of child labor. The *Global Business Standards* have been translated into six languages, and the *Global Operating Principles* and *Supplier Selection Guidelines* have been translated into 34 languages. Every Sara Lee employee receives a copy of the *Global Business Standards* (or a summary of the Standards, called the *Integrity Guide*, included in Exhibit B), and every Sara Lee employee is required to attend regular training regarding these policies. The *Supplier Selection Guidelines* is distributed to all Sara Lee suppliers, contractors and joint venture partners. Suppliers are generally required to sign an acknowledgment annually that they have received the *Supplier Selection Guidelines* and are in compliance with the guidelines. Alternatively, supply agreements with suppliers include a provision requiring compliance with the *Supplier Selection Guidelines*.

Specific comparison of the five ILO principles discussed in the Proposal with the Company's existing Global Standards, Principles and Guidelines demonstrates that the Global Standards, Principles and Guidelines cover each form of conduct set forth in the enumerated ILO principles as well as means to monitor and verify compliance by Sara Lee-owned facilities and third-party suppliers.

The Proposal requests that the Company's policy provide that "[a]ll workers have the right to form and join trade unions and to [b]argain collectively" and that "[w]orkers['] representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their respective functions." These requirements are covered by (i) the Company's *Global Business Standards* which provides that the Company will "respect the right of employees to exercise their lawful rights of free association," (ii) the Company's *Global Operating Principles* which states that "Sara Lee recognizes and respects the rights of employees to exercise their lawful rights of free association, including joining or not joining any association" and (iii) the Company's *Supplier Selection Guidelines* which confirms that Sara Lee believes in doing business "with those suppliers who recognize and respect the right of employees to exercise their lawful rights of free association, including joining or not joining any association."

The Proposal requests that the Company's policy provide that "[t]here shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion . . . or other distinguishing characteristics." This requirement is covered by the Company's *Global Business Standards* which provides that the Company "supports laws prohibiting unjustified discrimination," that "all applicants and employees are [to be] judged by their qualifications, demonstrated skills and achievements" and that "every employee deserves the opportunity to work in an environment free of discrimination, intimidation, harassment and abuse." Moreover, both the *Global Operating Principles* and the *Supplier Selection Guidelines* state that the Company believes that people should be employed on the basis of their ability to do the job rather than on the basis of personal characteristics or beliefs.

The Proposal requests that the Company's policy provide that "[e]mployment be chosen freely," that "there shall be no use of force, including bonded or prison labor" and that there "shall be no use of child labor." Similarly, the Company's *Global Business Standards* provides that Sara Lee will "not employ children or forced labor" nor will it "allow physical punishment or abuse." The *Global Operating Principles* also provides that Sara Lee will not knowingly employ individuals who are under the age of 15. Additionally, the *Supplier Selection Guidelines* provide that Sara Lee will not (i) knowingly use suppliers who employ workers in violation of local child labor laws, use forced labor or employ any type of corporal punishment and (ii) in no case will it use suppliers that employ non-family workers under the age of 15.

The Proposal further requests that the Company implement an independent monitoring system to ensure compliance with the proposed code of conduct. This too has been substantially implemented by the Company. The Company has a comprehensive monitoring program, which combines a regimented and rigorous internal monitoring process with independent, external monitoring, both within the U.S. and internationally, to ensure compliance with the Global Standards, Principles and Guidelines. First, the Company conducts regular Business Practices training sessions to ensure that Sara Lee policies and procedures are communicated and understood by all employees worldwide and requires all employees to acknowledge that they have received a copy of, and agree to comply with, the *Global Business Standards* (or the summary *Integrity Guide*). Moreover, as discussed above, suppliers are generally required to sign an acknowledgment annually that they have received the *Supplier Selection Guidelines* and are in compliance with the Guidelines. Alternatively, supply agreements with suppliers include a provision requiring compliance with the *Supplier Selection Guidelines*.

Second, the Audit Committee of the Company's Board of Directors oversees the Company's Global Business Practices program, which is administered on a day-by-day basis by the Company's Business Practices Officer. In addition to the Company's Chief Business Practices Officer, each division and operating business within the Company also is required to appoint a business practices officer, and the Company now has over 100 business practices officers globally.

Third, the Company has a Business Practices Committee, composed of the Company's Chief Executive Officer, Senior Operating Officers, Chief Financial Officer, Chief Legal Officer, Chief Human Resources Officer, Chief Audit Officer and Business Practices Officer, which supervises the Company's Global Business Practices program. In addition, each Sara Lee division also has a Division Business Practices Committee that is responsible for monitoring compliance and reporting any compliance issues within the division and its facilities. The Company has over 50 Division Business Practices Committees worldwide.

Fourth, the Company operates several "hot lines," staffed by an independent, third-party firm through which employees, on a confidential basis, can report suspected violations of the standards. The main Sara Lee Business Practices Resource Line can be called toll-free worldwide. An independent vendor, Pinkerton Compliance Services, receives calls made to the Resource Line 24 hours a day, seven days a week, 365 days a year. The Audit Committee and the Employee and Public Responsibility Committee of Sara Lee's Board of Directors reviews summaries of compliance issues raised and remedial actions taken on a regular basis.

Fifth, for suppliers of the Company's finished product (i.e., Sara Lee branded product) and co-packers, the Company conducts a pre-production compliance audit prior to beginning production with a new supplier to ensure the supplier is in compliance with the *Supplier Selection Guidelines*. Thereafter these suppliers are audited annually by specially trained Sara Lee employees or independent monitoring firms to ensure continued compliance. In Sara Lee's apparel operations, the Company requires that all Sara Lee-owned facilities and all of its strategic sewing contractors be certified under the Worldwide Responsible Apparel Production ("WRAP") standards. WRAP is an independent, factory certification program that utilizes only accredited, external monitors to ensure compliance with their standards. The Company believes that the 12 WRAP principles (a copy of which is attached as Exhibit E) embody and are consistent with the spirit and language of many ILO conventions, including all of the principles highlighted in the Proposal. Among other things, the WRAP principles (i) prohibit child and forced labor, discrimination and harassment or abuse and (ii) require that employees' right to freedom of association and collective bargaining be recognized. According to information available on WRAP's website, WRAP is fully committed to a factory evaluation process based on verifiable and credible monitoring performed by professionally qualified independent enterprises granted accreditation by the WRAP Certification Board. WRAP lists its accredited independent monitors on its website (www.wrapapparel.org). Sara Lee believes that over 95% of its owned apparel facilities and strategic sewing contractors (out of approximately 200 facilities located in 39 countries) are certified or recommended for certification under the WRAP standards, and Sara Lee continues to work towards full certification for all facilities.

The Staff has stated that a company is not required to implement a proposal word-for-word in order to have it excluded as substantially implemented pursuant to Rule 14a-8(i)(10) but rather must demonstrate that the company's existing policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Exchange Act Release No. 34-20091 (August 16, 1983); *Texaco, Inc.* (March 28, 1992). Sara Lee's Global Standards, Principles and Guidelines compare favorably both to the five principles set forth in the eight ILO conventions referred to in the Proposal and the proposed independent compliance program. The Company believes that its comprehensive monitoring program, which combines an elaborate internal monitoring process with external, independent monitoring, is superior to a program that would only utilize outside monitors.

The Company's no-action request is distinguishable from the fact patterns in requests submitted by other companies covering similar proposals in which the Staff has been unable to concur that the companies could exclude the proposals. *See, e.g.*, *PPG Industries, Inc.* (January 22, 2001). In *PPG Industries, Inc.*, PPG argued in large part that it had substantially implemented the subject matter of the proposal because its policies and code of ethics required PPG to comply with applicable law generally and these laws addressed the subject matter of the proposal. By contrast, as discussed above, Sara Lee's Global Standards, Principles and Guidelines addresses the subject matter contained in the Proposal specifically. As a result of the specificity contained in the Global Standards, Principles and Guidelines (in addition to requiring full compliance with all laws and regulations), this no-action request is similar to requests made in *Freeport-McMoRan*, *Talbots Inc.*, *The Gap, Inc.* and *Kmart Corp.*

Based on the foregoing, the code of conduct and compliance program requested under the Proposal have already been "substantially implemented" by Sara Lee through its existing *Global Business Standards*, *Global Operating Principles*, *Supplier Selection Guidelines* and related compliance program. Accordingly, in our judgment, Sara Lee may properly omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10).

III. CONCLUSION

The Company has substantially implemented the Proposal and it may therefore be excluded from the Company's proxy materials under Rule 14a-8(i)(10). The Company requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its proxy materials.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 312.853.2060.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

cc: William C. Thompson, Jr.
New York City Employees' Retirement System
New York City Comptroller

R. Henry Kleeman
Vice President, Deputy General Counsel and Assistant Secretary
Sara Lee Corporation

EXHIBIT A

Attached.

COMPTROLLER OF THE CITY OF NEW YO
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

May 12, 2003

Mr. Roderick A. Palmore
General Counsel, Secretary and
Senior Vice President
Sara Lee Corporation
Three First National Plaza, Suite 4600
Chicago, IL 60602

Dear Mr. Palmore:

As Comptroller of New York City, I am the custodian and trustee of the New York City Employees' Retirement System, (the "system") The system's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from Citibank certifying the fund's ownership, for over a year, of 1,204,820 shares of Sara Lee Corporation common stock, with a current value of over $20,480,000 million is enclosed. The system intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our system will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

William C. Thompson, Jr.

WCT:pd:ma

Enclosures

Sara lee ilo

SARA LEE CORPORATION
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Sara Lee currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105).

5. There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

hrresoworkplstandards

EXHIBIT B

Attached.

WINNING
THROUGH
INTEGRITY



Global Business Standards

Strength
honesty

respect

Dear Fellow Employees,

At Sara Lee, our business is building brands. Leading brands. Trusted brands. Brands that consumers in more than 180 countries around the world count on for quality and value.

Sara Lee builds great brands through world-class people – over 150,000 employees – who must have a passion to excel, the drive to innovate and strong ethical values in order to win in our competitive business environment.

We have made a choice at Sara Lee to sustain distinct cultures among our businesses and in the many places we operate around the world, and we know that diversity gives us a strong competitive advantage in all we do. But we have also chosen to bind those varied cultures tightly to a common set of priorities and values. The *Global Business Standards* define the ethical values and responsibilities that apply to us as representatives and leaders of Sara Lee. Each of us – in every job, everywhere in the world – has a responsibility to do the right thing and to help our peers do the same. Our success and our future as a business depend on it. Companies that compromise their values and fail to do the right thing are sure to fail.

Our investors, business partners, consumers and the communities in which we live and work trust us to achieve our business objectives the right way, by living up to the *Global Business Standards* each and every day. Protecting the integrity of our brands, our people and our company cannot be a part-time job. It is the fundamental responsibility of every one of us. We are all ambassadors for Sara Lee in the work we do and the way we do it.

Our actions, together and through the years, have resulted in Sara Lee being known for

- Leading brands
- World-class people
- Timeless values

While many other things may change in our business, these qualities must endure. They are the foundation of our company.

C. Steven McMillan
Chairman, President and Chief Executive Officer
Sara Lee Corporation

Shared Responsibilities

Sara Lee Corporation is made up of over 150,000 people who manufacture quality branded products and market those products to consumers in over 180 nations. More than 100 entrepreneurial businesses worldwide bring distinct strengths and styles to their mission of building leading brands.

While businesses and customs vary, and each individual who works for Sara Lee Corporation is unique, certain standards and responsibilities are shared wherever we do business. The *Global Business Standards* serve as a common sense reminder of the business responsibilities we share.

We Have a Responsibility to

Ourselves

Integrity is at the heart of who we are. Integrity is at the heart of Sara Lee as well.

We Have a Responsibility to

Each Other

We owe each other honesty, respect, and fair treatment. We value the unique contributions of each employee.

We Have a Responsibility to

Our Consumers

Consumers trust the quality, safety and value of our products, and trust that we will stand behind what we sell.

We Have a Responsibility to

Our Stockholders

Stockholders trust us to responsibly use all our assets to make our business grow.

We Have a Responsibility to

Our Business Partners

We depend on strong relationships with our business partners to provide the high quality, high value products that consumers demand.

We Have a Responsibility to

Our Communities

Our companies actively seek opportunities to contribute to the communities in which we do business, and to improve the environment that sustains us all.

Table of Contents

Introduction 5

Responsibility to Ourselves 6
- Our Responsibilities
- Managerial Responsibilities

Taking Action 7
- The Mirror Test
- Business Practices Resource Line

Responsibility to Each Other 8
- Human Rights and the Law
- Fair Treatment and Opportunity
- Diversity
- Harassment
- Safety and Health

Responsibility to Our Consumers 10
- Product Safety
- Quality and Value
- Marketing

Responsibility to Our Stockholders 12
- Business Records
- Inquiries from Stockholders and Media
- Company Assets
- Confidential Information
- Conflict of Interest
  - *Family Members and Close Personal Relationships*
  - *Personal Investments*
  - *Outside Employment*
  - *Inside Information and Securities Trading*

Responsibility to Our Business Partners 16
- Doing Business with Sara Lee
- Purchasing Practices
- Gifts, Favors and Entertainment
- Competitive Information
- Antitrust

Responsibility to Our Communities 20
- The Law
- Community Commitment
- Environment
- Individual Political Activities
- Corporate Political Activities/Foreign Corrupt Practices Act
- Government Requests
- International Trade Regulations

Resources 24

Introduction

The Global Business Standards

The *Global Business Standards* set forth the fundamental responsibilities of all those who represent Sara Lee's good name. It describes the ethical and legal responsibilities all Sara Lee employees are expected to uphold. It is a guide and a resource, and is intended to alert employees to significant legal and ethical issues that frequently arise.

What the Global Business Standards Are Not

This *Global Business Standards* booklet is not a comprehensive document intended to address every ethical issue that an employee might face, nor is it a summary of all laws and policies that apply to Sara Lee businesses. Many Sara Lee businesses issue policies consistent with the *Global Business Standards,* which employees are expected to continue to follow. Most importantly, the *Global Business Standards* are definitely neither a substitute for good judgment, nor a restraint on the entrepreneurial initiative of employees and managers for which Sara Lee is justly famous.

The Global Business Standards Are Not Enough

One of the truest clichés heard around the world is that "Actions speak louder than words." Our *Global Business Standards* are effective when employees read them, understand them, and live up to them. To aid in this, Sara Lee has established a Corporate Business Practices Committee, made up of executive officers of the company, to establish appropriate ethical and legal standards and to oversee compliance with laws, regulations, the *Global Business Standards* and related policies and procedures.

Sara Lee has also designated a Corporate Business Practices Officer responsible for overseeing the day to day implementation of, and compliance with, Sara Lee's ethical standards, including communications, training and assessment. Business Practices Committees and Officers have also been established at each division and business unit with similar responsibilities for their businesses.

The Global Business Standards Are Global

The *Global Business Standards* apply to all employees of all businesses and subsidiaries worldwide. Employees cannot use a contractor, agent, consultant, broker, distributor or other third party to perform any act prohibited by law or by Sara Lee policy. If compliance with the *Standards* appears to conflict with local law, employees should discuss their concerns with the Law Department.

Names in the Global Business Standards

All references to Sara Lee in this document also refer to each of Sara Lee's domestic and foreign subsidiaries, as well as joint ventures where Sara Lee has management responsibility. References to functions like Law or Human Resources, or titles like the CEO refer to those functions by division, unless otherwise specified.

We Have a Responsibility to Ourselves

Sara Lee is made up of thousands of persons, each with unique values and aspirations. One of the values we share is integrity. We want to be proud of the work we do and the lives we lead. Integrity is at the heart of who we are.

Integrity is at the heart of Sara Lee as well. Without a reputation for integrity we would fail on store shelves, with investors, and in our own eyes.

Our Responsibilities

Each Sara Lee employee is responsible for displaying integrity. Business integrity is hard to define, but everybody knows it when they see it. Among other things, it means honesty, and obeying the law. It means treating those with whom we work with fairness and respect. And it means being accountable and taking responsibility for actions and consequences.

It is also the responsibility of each Sara Lee employee to comply with the *Global Business Standards*, and to take action or report to management when aware of criminal acts or acts in violation of the *Standards*. Employees who fail to comply with the *Standards*, including not reporting known unethical activities, will be subject to disciplinary action.

Individuals who report an ethical or legal concern in good faith will never be subject to retaliation for reporting. Any employee responsible for retaliation against an individual who in good faith reports a known or suspected violation will be subject to disciplinary action. Additionally, employees who knowingly submit false reports will also be subject to disciplinary action.

Managerial Responsibilities

Managers are expected to exemplify the highest standards of ethical business conduct and encourage discussion of the ethical and legal implications of business decisions. Managers have a responsibility to create and sustain a work environment in which employees, consultants and contract workers know that ethical and legal behavior is expected of them.

These Standards are really just common sense.

—Ethics Focus Group and Training Participants



This responsibility includes ensuring that the *Global Business Standards* are communicated to all those working for the manager. Managers are also responsible for ensuring that employees who need to know additional information in order to do their jobs, for example regarding environmental health and safety, antitrust or international business practices, receive appropriate policies and training.

Managers must be diligent in looking for indications that unethical or illegal conduct has occurred, and take appropriate and consistent action to address any situations that seem to be in conflict with the law or the Global Business Standards. Managers also need to be careful not to hire or delegate authority to any individual who they have reason to believe may engage in unlawful conduct or unethical activities.

TAKING ACTION

If you're ever faced with a difficult situation, look yourself in the mirror and ask these questions:

THE MIRROR TEST

Is it Legal?

If it's not legal, don't do it. It's that simple.

What will others Think?

If you were explaining your actions to your manager, your mother, or the news media, could you justify what you have done? How about to the people affected by your action?

Is it Right?

How does your conscience feel?

What would a trusted friend say?

Do the Right Thing!

If you have questions about the *Global Business Standards*, or are concerned about conduct that you believe violates Sara Lee standards or the law, talk to your manager. If this seems inappropriate, or if you don't believe the person to whom you've reported your concern has taken appropriate action, talk to Human Resources, Internal Audit, the Law Department or a Business Practices Officer.

Reports to the Corporate Business Practices Officer will be handled promptly, thoroughly, fairly, and discreetly.

Business Practices Resource Line

Employees may conveniently contact the Corporate Business Practices Officer through e-mail (**Business.Practices@SaraLee.com**) or by calling the Business Practices Resource Line. The Resource Line is available 24 hours a day, 365 days a year. Translators are available. Call toll-free **800-285-7964**.

Callers outside the U.S. may call toll-free by using their local AT&T Direct access number, or by calling **312-345-5715** and reversing the charges.

Calls to the Business Practices Resource Line may be made anonymously. Anonymous callers will be advised if additional information is required before an effective investigation can take place. Callers who wish to follow up on their call will be assigned a confidential ID number. Some employees may prefer that they not be identified other than to the Business Practices Officer, even if they have chosen to give their name. Confidentiality will be maintained to the fullest extent possible.

We Have a Responsibility to Each Other

Our success as a company and as individuals depends on the unique contributions of all the people we work with. We owe each other honesty, respect, and fair treatment.

Human Rights and the Law

Sara Lee complies with employment laws in every country in which it operates, and supports fundamental human rights for all people.

We will not employ children or forced labor. We will not allow physical punishment or abuse. We will respect the right of employees to exercise their lawful right of free association. Sara Lee enthusiastically supports laws prohibiting unjustified discrimination based on a person's race, color, gender, national origin, age, religion, disability, veteran status, marital status or other protected characteristics.

Fair Treatment and Opportunity

Sara Lee is firmly committed to the fair treatment and compensation of employees. All applicants and employees are judged by their qualifications, demonstrated skills and achievements.

We believe in recognizing and rewarding good performance, and offering opportunities for advancement through promotions and training.

Diversity

We believe that differences should be valued. Every employee deserves the opportunity to work and grow in an environment that is free of discrimination and harassment, and that supports work/life flexibility. At Sara Lee, diversity will be embraced, managed and led at all organizational levels in every unit of the Corporation. In exchange, we will benefit from the creativity, varied perspective, innovation, and energy that result from a diverse workforce.

Harassment

Sara Lee employees have the right to work in an environment that is free from intimidation, harassment and abuse. Verbal or physical conduct by any employee that harasses another or disrupts another's work performance or creates an intimidating, offensive, abusive, or hostile work environment will not be tolerated.

In addition, unwelcome sexual advances, requests for sexual favors, and other unwelcome verbal or physical conduct of a sexual nature are specifically prohibited. Employees are encouraged to help each other by speaking out when a co-worker's conduct makes them or others uncomfortable, and are responsible for promptly reporting harassment

ASK YOURSELF,

"Which company would I prefer to work for?"

"Which company would I prefer to buy products from?"

"Which company would I prefer to invest in?"

A company that strives to live up to the responsibilities of the *Global Business Standards?*

Or one that doesn't even try?



Around the world, parents trust their baby's skin to Zwitsal, and their own to Badedas, Sanex, Duschdas, or other body care products from the Sara Lee family of companies.

THAT'S A TRUST WORTH PROTECTING.

Safety and Health

Sara Lee is committed to providing a safe and healthy work environment. Each facility is required to have a safety program in place that includes appropriate training, and meets applicable laws and government regulations as well as Sara Lee's own high standards.

To support this commitment, each employee is responsible for observing the safety and health rules and practices that apply to his or her job. Employees are also responsible for taking precautions necessary to protect themselves and their co-workers, including immediately reporting accidents, injuries, and unsafe practices or conditions. Appropriate and timely action will be taken to correct known unsafe conditions.

The health and safety of all employees, and the quality and productivity demanded by consumers and stockholders, require each employee to report to work free from the influence of any substance that could prevent him or her from conducting work activities safely and effectively.

We Have a Responsibility to Our Consumers

Consumers in over 180 countries around the world purchase our products because they trust them. They trust their quality, they trust their value, and they trust that we will stand behind what we sell. We must preserve that trust.

Product Safety

As one of the leading consumer products companies in the world, Sara Lee has a fundamental responsibility to ensure that consumers can trust the safety of our products. It is the primary responsibility of every employee throughout the world to make sure that our foods are safe to eat, our clothes are safe to wear, and our body and home care products are safe to use as directed. Each employee must ensure that he or she is living up to our rigorous standards.

We also have an obligation to monitor the quality of our supply chain to ensure that the products we sell meet all government safety and quality standards, as well as our own. Any threats to product safety must be immediately reported to management.

Quality and Value

Sara Lee builds preeminent brands by offering high quality and good value. Consumers expect more from Sara Lee brands. It is the job of every employee to make sure that consumers get what they expect—and pay for.

This means that no product can leave a warehouse or factory as first quality unless it is. Remember, the company's brand is on every package, and its reputation is inside every package.

Over 50 years ago, a Chicago baker developed cakes and breads that customers loved so much he decided to put his daughter Sara Lee's name on them. Many of our best selling brands were named after families and family members. Is there a more powerful way of signaling the care and devotion which goes into making great products, and our commitment to standing behind those products?



Marketing

Sara Lee is committed to promoting its brands in ways consistent with its excellent reputation. Marketing of Sara Lee products should be based on quality, distinctiveness, brand recognition, fair pricing and promotional programs. Product, service and price attributes will be truthfully and accurately represented. False claims about competitors' offerings are not acceptable.

"We've been selling quality meat to friends and neighbors since the turn of the century. If I ever suspect a problem with a product, I stop the line. How could I let the customer down?"
– Quality Inspector Meat Group

Advertising, packaging, point of purchase displays, or promotions must never misstate facts or provide misleading impressions. The content of, and vehicles used for, advertising should be tasteful–avoiding messages, depictions, or characterizations that would be offensive to Sara Lee consumers, customers or employees in the country in which the advertising is shown.

We will respect the expressed privacy preferences of consumers.

We Have a Responsibility to Our Stockholders

Stockholders trust us to responsibly use all our assets—people, financial, brand, manufacturing, information—to make our business grow and ultimately increase the value of their investment in Sara Lee.

Accuracy of Business Records

Honest and accurate recording and reporting of information is extremely important. Investors count on Sara Lee to provide accurate information about its businesses and to make responsible business decisions based on reliable records. Employees throughout Sara Lee are responsible for properly recording many kinds of information.

It is wrong, for example, to make false claims on an expense report or time sheet, to falsify quality or safety results, to record false sales or record them early, to understate or overstate known liabilities and assets, or to defer recording items that should be expensed. No entry may be made that intentionally hides or disguises the true nature of any transaction.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to generally accepted accounting principles and to Sara Lee's system of internal controls. Undisclosed or unrecorded funds, assets or liabilities are not allowed. Employees uncertain about the validity of an entry or process are expected to consult Internal Audit.

Creating and Retaining Business Records

Almost all business records—including email and computer records—may become subject to public disclosure in the course of litigation or governmental investigations. Records are also often obtained by outside parties or the media. Employees should therefore attempt to be as clear, concise, truthful and accurate as possible when recording any information. Avoid exaggeration, colorful language, guesswork, legal conclusions, and derogatory characterizations of people and their motives.

Documents should only be destroyed in accordance with the applicable document retention policy, and never in response to or in anticipation of an investigation or audit. Contact the Law Department if there is any doubt about the appropriateness of document destruction.

Responding to Inquiries from Stockholders, Analysts and the Media

When Sara Lee provides information to the public, it has an obligation to accurately and completely report all related material facts. In order to ensure that Sara Lee complies with its obligations, employees receiving inquiries regarding Sara Lee's activities, results, plans or its position on public issues should refer the request to the Corporate Relations Department, or to the designated division or corporate spokesperson.

Protecting Company Assets

All employees are entrusted with numerous company assets, and have a special responsibility to protect them. This includes not only cash and other financial assets, but also assets like plant and equipment, inventory, computer networks and supplies.

Company resources should be used only to conduct company business or for purposes authorized by management. Company computers or networks may only be used in accordance with Company policy, and may never be used to access, receive or transmit material that others would find offensive. Unauthorized copying of software, tapes, books and other legally protected work is a misuse of assets and may expose the company to legal liability.

"Being from Sara Lee has been a great asset. Our customers are as concerned about their reputations as we are about ours. They know that Sara Lee stands for high ethical standards. Customers count on us to live up to those standards, and to monitor our supply chain to make sure that suppliers comply with our standards as well."

–Manager, Sara Lee Courtaulds

Any act by a Sara Lee employee that involves theft, fraud, embezzlement, or misappropriation of any property is prohibited.

Protecting Confidential Information

One of Sara Lee's most valuable assets is information. Like all other assets, information that is not generally disclosed and is helpful to the company (or would be to competitors) must be protected. Some examples of the areas that offer Sara Lee a competitive advantage include: trade secrets, detailed sales and profit figures, new product or marketing plans, research and development ideas or information, manufacturing processes, and information about potential acquisitions, divestitures and investments.

Safeguard confidential information by keeping it secure, limiting access to those who have a need to know in order to do their job, and avoiding discussion of confidential information in public areas, for example on planes, elevators and mobile phones. The obligation to preserve Sara Lee's confidential information is ongoing, even after employment ends.

Conflict of Interest

Stockholders of Sara Lee expect that business decisions are made in the best interest of the company. Actions must be based on sound business judgment, and not motivated by personal interest or gain. Any situation that creates or appears to create a conflict of interest between personal interests and the interests of Sara Lee must be avoided. Potential conflict of interest situations must be reported to the Corporate Business Practices Officer as they arise.

Family Members and Close Personal Relationships

A conflict of interest may arise when doing business with or competing with organizations that employ or are partially owned by family members or close personal friends. Family members include spouse, children, parents and siblings.

Personal Investments

Employees may not own, either directly or indirectly, a substantial interest in any business entity that does or seeks to do business with, or is in competition with Sara Lee, without written approval of the Corporate Business Practices Officer. As a guide, "substantial interest" includes the ownership by an employee or family members of more than 5% of a company's outstanding securities or that represents more than 5% of the total assets of the employee or family members. Employees are also prohibited from taking for themselves business or investment opportunities that are discovered through the use of corporate property, information or position. This includes directly or indirectly buying, leasing or otherwise acquiring rights to any property or materials if they believe that Sara Lee may also be interested in pursuing such opportunity.



Outside Employment

Employees may not work for or receive payments for services from any business entity that does or seeks to do business with, or is in competition with Sara Lee, if this work or payment may influence any decision that might be made in the performance of their regular duties. Any non-conflicting outside employment must receive the prior written approval of your supervisor or manager. A conflict of interest may also arise if an employee's outside employment activities are so demanding that they interfere with an employee's ability to fulfill his or her responsibilities to Sara Lee.

"Inside Information" and Securities Trading

Confidential information may not be used for personal benefit. It is prohibited to trade securities or to tip others to trade securities of Sara Lee or other companies on the basis of material information before it is made publicly available to ordinary investors through appropriate media. Such information includes news about acquisitions, investments, new business relationships, financial results, important management changes, and other information that a reasonable investor would consider material when deciding whether to buy, sell or hold a security.

If doubt exists as to whether the information is material or has been released to the public, don't trade until you have consulted with the Business Practices Officer or the Law Department. In order to avoid the appearance that any Sara Lee employee is trading on inside information, no employee should engage in "short sales," or trade in puts, calls or other options on Sara Lee's stock. Employees may of course purchase and sell Sara Lee securities, as long as they are not basing decisions on inside information.

We Have a Responsibility to Our Business Partners

We depend on strong relationships with our customers, suppliers and other business partners who help us provide the high quality, high value products consumers demand.

Doing Business with Sara Lee

Sara Lee believes in doing business with those suppliers, contractors, joint venture partners, agents, sales representatives, distributors and consultants who embrace and demonstrate high standards of ethical business behavior. All persons or companies engaging in ongoing or material business relationships with Sara Lee should receive a copy of the *Global Business Standards* and the *Supplier Selection Guidelines.*

Sara Lee will not knowingly use suppliers who operate in violation of applicable law or regulation, including local environmental, employment, or safety laws. Sara Lee will also not knowingly do business with suppliers who employ non-family members under the age of 15, employ forced labor, or use corporal punishment to discipline employees, regardless of whether such practices are permitted by applicable law. Sara Lee will exercise diligence to determine whether suppliers conform to these standards.

Additionally, Sara Lee will favor competitive suppliers who are proactive in contributing to the continued education and betterment of employees, and who provide equal opportunity to all. Competitive suppliers who have demonstrated commitment to environmental, employment and community standards above and beyond the law will also be favored.

Purchasing Practices

All purchasing decisions must be made based on the best value received by Sara Lee. Employees should take care that personal or family relationships not influence or appear to influence objective business decisions. Obtaining competitive bids, verifying quality and service claims on a regular basis, and confirming the financial and legal condition of the supplier are all important steps in a good purchasing decision. Agreements should be written, and clearly set forth the services or products to be provided, the basis for earning payment, and the applicable rate or fee. The amount must not be excessive in light of industry practice and must be commensurate with the services provided.

Sara Lee will respect the confidential information of our suppliers.

Gifts, Favors and Entertainment

In many industries and countries, gifts and entertainment are used to strengthen business relationships. Throughout the world, one principle is common and clear: No gift, favor, or entertainment should be accepted or provided if it will obligate or appear to obligate the recipient.

Providing

Gift or entertainment may be provided if they are reasonable complements to business relationships, or of modest value, and, in any event, not against the law or the policy of the recipient's company. Gifts to government officials require the advance approval of the Law Department. Offering or providing bribes or kickbacks is prohibited in all circumstances.

Accepting

Accepting occasional gifts and entertainment may be appropriate in developing business relationships. Gifts and entertainment should further the business interests of Sara Lee, and not be lavish or in excess of the generally accepted business practices of one's country and industry.

Requesting or soliciting personal gifts, favors, entertainment, or services is unacceptable. Accepting gifts of cash or cash equivalents is also always unacceptable. Additionally, employees may not exploit their position to solicit vendors, including financial institutions, to provide individual preferential treatment in pricing, terms, or loans.

Reporting

Gifts and entertainment that may appear to be lavish or excessive, or involve air travel, require the prior written approval of the Division Business Practices Officer.

Recipients of prohibited gifts or favors should let management know and return the gift with a letter explaining Sara Lee policy. If a gift is perishable or impractical to return, management should distribute it to employees or donate it to charity, with a letter of explanation to the donor.

Division Policy

In conformance with these standards, each division has developed a policy on gifts, favors and entertainment applicable to its employees. Consult the division policy for details.

How do you build a world-wide brand? When the product is intimate apparel, creating strong partnerships with customers who know their consumers well is clearly important. Few companies have done this better globally than Playtex. All around the world Sara Lee companies like Playtex are growing their sales and profits by developing strong relationships with their customers. These relationships are based on trust. Trust that each business partner will deliver on its promises and promise only what can be delivered. *Winning Through Integrity* is not just a slogan, it's a way of doing business.



Competitive Information

Information about competitors, customers and suppliers is a valuable asset in the highly competitive markets in which Sara Lee operates. Sara Lee will obtain this information legally. Theft of proprietary information, inducing disclosures by a competitor's past or present employees, and any action that could create an appearance of an improper agreement with competitors are prohibited.

Antitrust

Antitrust laws in the United States, competition laws of the European Union, and various laws in many other countries where Sara Lee does business, encourage companies to compete aggressively to increase their sales, market share, and profits. Sara Lee believes in free and open competition, and fully complies with these laws.

This section very briefly summarizes several situations or issues that are often illegal, depending on the circumstance and the country:

- Entering into any formal or informal arrangement, understanding or agreement with competitors that fixes prices, or allocates production, sales territories, products, customers or suppliers.

- Agreements with customers and suppliers that establish the resale price of a product, limit a customer's right to sell product, or condition the sale of products on an agreement to buy other Sara Lee products.

- Decisions to terminate business relationships, pricing of a product below cost, and certain other pricing and promotion policies, especially when we have a substantial share of the market.

- Exchanging information with competitors regarding pricing, marketing, production or customers.

It is the responsibility of any individual who has a question about these issues or any other discussion, decision or action that has potential antitrust implications to consult with the Law Department before such action has taken place. Training and more detailed information are available from the Law Department for any employee who has a question or concern.

The monetary cost of antitrust violations, even unintentional ones, can run into millions of dollars in fines and penalties. The cost to Sara Lee's reputation would be even greater.

The Power of Reputation   The Story of Douwe Egberts

In 1753 a carpenter's son named Egbert Douwes and his wife Akke began a small grocery store in a village in the Netherlands. When the founder's son, Douwe Egberts, joined the business at age 25 it was already flourishing by providing good coffees, teas, groceries and service to fellow villagers and increasingly to shop-keepers in neighboring villages.

The Douwe Egberts name became one people could count on. Douwe Egberts stood for quality, reliability, service, and value.

Through more than 200 years of expansion, the one constant has been the reputation of the Douwe Egberts name. DE has long been a trusted partner of customers and suppliers all over the world. Consumers still rely on the Douwe Egberts name—DE is the leading coffee brand in the Netherlands, Belgium, and many other markets. When employees tell people they work at DE, the most common response is "What a great company to work for."

While DE is the oldest in the Sara Lee family of businesses, its story isn't unusual. Sara Lee businesses around the world have strong reputations with consumers, business partners and employees.

The *Global Business Standards* are about preserving these priceless reputations.



We Have a Responsibility to Our Communities

Our companies actively seek opportunities to improve the quality of life in our communities, and to improve the environment that sustains us all.

The Law

The first and foremost obligation of responsible citizenship is to obey the laws of the countries and communities in which Sara Lee does business. Any case of noncompliance with applicable law may subject the employee to disciplinary action. The fact that in some countries certain standards of conduct are legally prohibited, but these prohibitions are not enforced in practice, or their violation is not subject to public criticism or censure, will not excuse an illegal action by a Sara Lee employee.

Community Commitment

Sara Lee is proud of its contribution to the economic and social development of the locations where it has operations. Sara Lee strongly encourages each of its facilities to become actively involved in the life of the community by sponsoring and participating in initiatives for the betterment of the quality of life. The financial support provided by the Sara Lee Foundation and the divisions, and the voluntary charitable leadership offered by thousands of Sara Lee employees around the world, illustrate this commitment. No one in the company, however, may pressure another employee to contribute to or participate in a charitable organization.

Sara Lee's commitment to the environment often has economic benefits. In the Netherlands, Douwe Egberts eliminated the need for carton trays in coffee packs by developing a specially perforated shrink foil. The end result: using the same amount of shrink foil, DE saved 300 tons of carton material per year and made customers happier, because the new packaging was also easier to use.

Environment

Sara Lee is committed to protecting the quality of the environment around the world through sound environmental management. Sara Lee will meet or exceed applicable environmental laws and regulations, seek to reduce waste and minimize the environmental impact of our operations.

Sara Lee strives to continuously improve our environmental performance through resource conservation, waste minimization, water and energy efficiency and effective use of raw materials. We will measure our environmental performance and work to promote environmentally friendly practices.

Employees are expected to comply with all applicable environmental laws, regulations, and Sara Lee policies, and to report any incidents or conditions that might result in an environmental violation or adverse impact. Employees are also encouraged to identify opportunities for improving our environmental performance, including, for example, through conservation and recycling.

Individual Political Activities

Sara Lee respects the right of each of its employees to participate in the political process and to engage in political activities of his or her choosing. While involved in their personal civic and political affairs, however, employees must at all times make clear that their views and actions are their own, and not those of Sara Lee. Employees may not use Sara Lee resources to support their personal choice of political parties, causes, or candidates.

Corporate Political Activities/Foreign Corrupt Practices Act

U.S. law generally prohibits corporate contributions of any kind to a candidate, political party or political committee in connection with a U.S. federal election. Moreover, it is the policy of Sara Lee not to make financial or in kind political contributions, even when permitted by law.

Lobbying activity on behalf of the interests of Sara Lee is permissible, but highly regulated by law. Employees who communicate with government employees and officials on issues that affect Sara Lee must contact the General Counsel to ensure that such activities fully comply with the law and that Sara Lee's lobbying efforts are coordinated.

Outside the U.S., Sara Lee will honor local laws and applicable U.S. laws, including the Foreign Corrupt Practices Act. Generally speaking, the FCPA prohibits Sara Lee from directly or indirectly offering, promising to pay or authorizing the payment of money or anything of value to foreign government officials, parties, or candidates for the purpose of influencing the acts or decisions of foreign officials. Not all payments to government officials are illegal, but FCPA rules are complex. The Law Department and Sara Lee's policy on FCPA compliance must be consulted in advance of any payment to a foreign official.

Accountability

Sara Lee must also be careful that its agents do not offer, promise or authorize prohibited payments. Where appropriate, agents should sign a written contract that includes a statement that the agent will not make payments prohibited by the FCPA or local law, and employees must be vigilant to ensure they abide by the law. Willful ignorance is not an excuse acceptable to Sara Lee or the U.S. legal system.

Government Requests

Sara Lee cooperates with every reasonable request from government agencies and authorities. Sara Lee is entitled to all of the safeguards provided by law to a person being investigated, including representation by legal counsel from the very beginning of the investigation. All requests for information other than what is provided on a routine basis should therefore be reported to the Law Department immediately, and the Law Department's guidance should be received before responding to any such request.

All information provided should be truthful and accurate. Never mislead any investigator, and never alter or destroy documents or records in response to an investigation.

In 1971, Sara Lee Corporation (then named Consolidated Foods) became one of the first corporations in the U.S. to establish a Public Responsibility Committee to monitor and address issues of concern to women and minorities. Today, the Employee and Public Responsibility Committee of the Board of Directors oversees employee safety and diversity performance, and addresses environmental and public responsibilities to constituencies around the world.

The Board of Directors and its Audit Committee oversee the company's adherence to ethical and legal standards.

International Trade Regulations

Many laws govern the conduct of trade across borders. Among these are laws:

- to make sure that transactions are not being used for money laundering;
- to ensure that companies do not cooperate in any way with unsanctioned boycotts; and
- restricting trade with certain countries.

Always consult the Law Department before initiating business in a country new for Sara Lee. Any employee who has a concern about these or other international trade issues is responsible for consulting with the Law Department before any potentially illegal acts have taken place.

In St. Louis, Missouri, Sara Lee Bakery Group sponsors the annual Iron Kids triathlons to encourage good nutrition, healthy lifestyles, and to raise money for a variety of worthwhile charities. In El Salvador, Sara Lee Branded Apparel provides not only good jobs, but clean drinking water for neighboring communities. In Winston-Salem, North Carolina, we help out in schools, parks, shelters and many other important charitable causes.

These are just a few examples out of hundreds of acting responsibly toward our communities.



Resources

Your conscience, your manager, and the *Global Business Standards* are the best resources to make better decisions. You also have many other resources.

Policies

Sara Lee has many policies that may impact your job. Listed below are several of the most commonly referenced policies. All of them may be accessed through InSite®.

Communications Toolbox

Diversity Vision Statement

Finance Manual

Global Environmental Policy Statement

Global Operating Principles

Human Resources Policies

Information Technology Policies

Internal Control — Our Foundation for Success

Legal Policies

- Antiboycott Compliance
- Export Controls, Embargoes and Economic Sanctions
- Foreign Corrupt Practices Act
- Insider Trading
- Regulation FD

Supplier Selection Guidelines

Division Policies

Your division may have additional policies that also serve as resources.

People

- Supervisor
- Manager
- Human Resources
- Internal Audit
- Law Department
- Safety Coordinators
- Environmental Coordinators
- Quality Coordinators and Inspectors
- Employee Assistance Programs (EAP)

Sara Lee Corporate Business Practices Officer
Business.Practices@SaraLee.com
800-285-7964 (available toll-free outside the U.S. using the local AT&T Direct access number)
312-345-5715 (reverse charges outside the U.S.)
Three First National Plaza
Chicago, IL 60602-4260 U.S.A.

Sara Lee/DE Business Practices Officer
31-30-2927-310
P.O. Box 2
3500 CA Utrecht, The Netherlands

Extra copies of the Global Business Standards *may be obtained from Division Business Practice Officers, or the Sara Lee Business Practices Officer in Chicago.*

Responsible

fair

integrity



Your Feedback

will help us shape communications, policies, and future revisions of the *Global Business Standards.* Please take the time to share any thoughts, criticisms, suggestions or questions prompted by this material.

Business Practices Officer
Sara Lee Corporation
Three First National Plaza
Chicago, Illinois 60602-4260 U.S.A.

Employee Commitment

Return to your Human Resource Department
(to be retained in employee file)

☐ I have received the *Global Business Standards.* I understand the standards described in it which apply to my job and agree to comply with them.

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Signature

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Three First National Plaza
Chicago, IL 60602-4260 U.S.A.

Sara Lee



Integrity Guide

Dear Fellow Employees,

Sara Lee is made up of over 150,000 individuals—who manufacture and market products trusted by consumers in more than 180 countries around the world.

The diversity of our employees, united by a common set of priorities and values, gives us a strong competitive advantage. This Integrity Guide *highlights the ethical values and responsibilities that apply to each of us as employees and representatives of Sara Lee.*

The standards and responsibilities contained in the Integrity Guide *can be summarized simply: Always do the right thing.*

Protecting the integrity of our brands, our people and our company cannot be a part-time job. It is the fundamental responsibility of every one of us. We are all ambassadors for Sara Lee in the work we do and the way we do it.

I join you in accepting this responsibility. Thank you for your support.

C. Steven McMillan
Chairman, President and Chief Executive Officer
Sara Lee Corporation

This guide is a summary of the Sara Lee Global Business Standards.

We Have a Responsibility to Ourselves

Integrity is at the heart of who we are. Integrity is at the heart of Sara Lee as well.

Business integrity is hard to define, but everybody knows it when they see it. Obey the law. Be honest, fair and trustworthy in your business relationships. Take responsibility for your actions and consequences.

No employee may use an agent or other third party to perform any act prohibited by law or policy. Managers are responsible for exemplifying the highest standards of ethical business conduct.

We Have a Responsibility to Each Other

We owe each other honesty, respect, and fair treatment. We value diversity and the unique contributions of each employee.

Sara Lee Corporation is firmly committed to the fair and equitable treatment of all employees and qualified applicants for employment. Employees have the right to work in an environment that is safe and free from harassment and discrimination.

To support these commitments, each employee is responsible for observing employment and safety rules, and for taking precautions necessary to protect themselves and their co-workers. This includes reporting to work free from the influence of any substance that could prevent safe conduct of work activities.

We Have a Responsibility to
Our Consumers

Consumers trust the quality, safety and value of our products, and trust that we will stand behind what we sell.

Our brands are on every product, and our reputation is inside every package. It is the primary responsibility of every employee to make sure our products are safe and meet our quality standards. Any threats to product safety must be immediately reported to management.

It's vitally important that consumers get the quality and value they expect every time they enjoy one of our products.

We Have a Responsibility to
Our Stockholders

Stockholders trust us to responsibly use all our assets to generate business growth.

Honest and accurate recording and reporting of information is essential. It is unacceptable to make false claims on any records or reports, including time sheets, quality or safety results, or sales reports.

All employees are entrusted to protect company assets, including cash and other financial assets, plant and equipment, inventory, supplies and confidential information. These resources should only be used for authorized business purposes.

Actions must be based on the best interest of the company, not motivated by personal interest or gain. Any situation that creates or appears to create a conflict of interest between personal interests and the interests of Sara Lee must be disclosed and avoided.

We Have a Responsibility to
Our Business Partners

We depend on strong relationships with our customers, suppliers and other business partners who help us provide the high quality, high value products consumers demand.

Sara Lee does business honestly and aggressively, and believes in doing business with those suppliers, agents and others who also demonstrate high standards of ethical business behavior.

All purchasing decisions must be made based on the best value received by Sara Lee. No gift, favor, or entertainment should be accepted or provided if it will obligate or appear to obligate the recipient.

We Have a Responsibility to
Our Communities

We actively seek opportunities to contribute to the communities in which we do business.

The first and foremost obligation of responsible citizenship is to obey the laws of every country and community in which we do business. This includes employment, safety, environmental, antitrust, and international trade regulations.

We are proud to go beyond the law by becoming actively involved in initiatives for the betterment of the environment and our communities.

THE MIRROR TEST

for Winning Through Integrity

Is it **Legal?**

If it's not legal, don't do it.

What will others **Think?**

Can you justify your actions to your manager or the news media?

Is it **Right?**

What would a trusted friend say?

Do the Right Thing!

Questions or concerns, call:

Sara Lee Resource Line

800-285-7964

312-345-5715

We Have a Responsibility to:

Ourselves

Integrity is at the heart of who we are.

Each Other

We owe each other honesty, respect, and fair treatment.

Our Consumers

Consumers trust us and our products.

Our Stockholders

We manage Sara Lee assets responsibly.

Our Business Partners

Strong relationships help us provide what consumers expect.

The *Communities* in which we do business, and the *Environment* that sustains us all.

The most important resource whenever we face a difficult situation is our own conscience. The Mirror Test helps us think through these issues.

THE MIRROR TEST
for Winning Through Integrity

Is it Legal?
If it's not legal, don't do it.

What will others Think?
Can you justify your actions to your manager or the news media?

Is it Right?
What would a trusted friend say?

Do the Right Thing!

Questions or concerns, call:
Sara Lee Resource Line
800-285-7964
312-345-5715

Other important resources are:

- Your Manager
- Internal Audit
- Human Resources
- Legal
- Business Practices Officer

Confidential Assistance

You do not have to give your name to the Sara Lee Resource Line. Anonymous callers will be advised if additional information is required before an effective investigation can take place. Individuals reporting an ethical or legal concern in good faith will never be subject to retaliation.

Reports to the Resource Line will be handled promptly, thoroughly, fairly, and discreetly.

Q My unit has goals we're supposed to achieve. Sometimes I feel pressured to achieve these goals. *Is this acceptable?*

A Good businesses set high goals and strive to achieve them. However, you should never violate ethical standards in order to achieve those goals.

Q A salesperson for a competitor and I are friends. Occasionally, we talk about upcoming marketing plans. *Should I be concerned?*

A Yes. You're revealing confidential information that we've invested time and money in. You also may be violating antitrust laws that prohibit discussions of marketing and pricing. Find another common ground for conversation.

Q What's wrong with recording sales figures early or expenses late? It's not like we're making the numbers up, just shifting them.

A Policy and the law require us to record all transactions truthfully. Shifting figures misrepresents our financial results.

Q A supplier gave me a fruit basket during the holidays. *Can I accept it?*

A Small tokens of appreciation that do not appear to obligate you may be acceptable. The safest bet is to let your manager know of any gifts you receive, and, in this case, share with your colleagues!

Q I noticed something in the plant that could be a safety problem, but it really isn't my area.

A Safe products and a safe work environment are every employee's "area." Notify management immediately.

Q My supervisor makes several of us uncomfortable with off-color jokes and comments. What should I do?

A First, tell your supervisor that you are uncomfortable and that you want him or her to stop. If you feel you cannot talk directly to your supervisor, talk to another manager, Human Resources, or a Business Practices Officer. Sara Lee will not tolerate harassment or a hostile work environment.

Q Why is there all this talk about diversity and good business practices? We've got a business to run.

A Yes we do. And to run our business—and expand it profitably—we need to keep on improving our business practices. This includes doing a better job of promoting diversity in our workforce. Utilizing the unique perspectives of diverse employees enables us to make decisions that serve a broad spectrum of consumers in markets around the world.

Q My sister-in-law could be a good supplier for Sara Lee. Can I purchase from her?

A You should not purchase from family and friends. You may provide an introduction to somebody else who makes the purchasing decision as long as you are not involved. You should disclose any existing potential conflicts of interest to the Business Practices Officer.

Q I've seen activities that may be creating an environmental hazard, but I don't want to get involved. Isn't this the safest course?

A Definitely not for the community or the company, and probably not for you. Failure to take action when aware of unethical or illegal acts will result in disciplinary action. Retaliation against anyone making a good faith report such as yours will not be tolerated.

Q I'm concerned about the quality of the product we've been producing lately. It doesn't seem to be up to our usual high standards.

A When we put our name on every package, it's important to protect that name. Talk to your manager or the Plant Manager about your concern.

Q I have a concern, but it's not addressed in this *Guide*. Does that mean there's no problem?

A No. Even if this were thousands of pages long, your conscience must be your primary guide. Talk to your manager or a Business Practices Officer.

EXHIBIT C

Attached.

Sara Lee Corporation

Global Operating Principles



Sara Lee

Sara Lee Corporation

Global Operating Principles

FOR ITS OPERATING UNITS

Sara Lee Corporation's objective is to be an enlightened and superior employer and a responsible and socially sensitive corporate citizen in the locations in which the corporation conducts business.

In order to accomplish these objectives, Sara Lee has established global operating principles which set forth the minimum standards by which the corporation will operate and conduct business. These global principles will also convey to Sara Lee employees and all public constituencies Sara Lee's values, commitments and goals.

Sara Lee has also developed a set of guidelines for firms from whom Sara Lee sources products, including contractors, joint venture partners and suppliers of goods and services. These principles are set forth separately in a statement of operating guidelines for such business partners.

The principles and philosophies that govern the operations and businesses of Sara Lee are based not only on laws and regulations, but are also founded on dignity and respect for the individual, a strong commitment to common sense, fairness, diversity, and ethical business practices and policies.

As Sara Lee expands operations and businesses to many countries of the world in order to compete in the global marketplace, these fundamental principles are extended to all the corporation's locations with the aim of achieving Sara Lee's mission: to build consumer brands worldwide while creating stockholder value. To this end, Sara Lee is committed to the promulgation, application, and continued development of these principles at each location where it operates.

Sara Lee recognizes that freeing the entrepreneurial spirit within the management of each business and location will empower that management to achieve the company's mission. However, while Sara Lee promotes a decentralized style of management, it nevertheless insists that management act in a manner consistent with, and calculated to advance these principles. These operating principles are the cornerstones on which Sara Lee will build a global competitive advantage.

Ethical Practices

Sara Lee believes in conducting all business activities with honesty, integrity and fair dealing, and in conformance with high ethical standards. Sara Lee does not condone illegal payments to any person, organization, or government, nor will the corporation involve itself in activities or practices that it believes are ethically questionable.

Laws and Regulations

Sara Lee is committed to full compliance with all laws and regulations in the locations where the corporation operates and conducts business, and will not knowingly operate in violation of any such law or regulation. Sara Lee recognizes and respects the right of employees to exercise their lawful rights of free association, including joining or not joining any association.

Environment

Sara Lee is committed to full compliance with all environmental rules, regulations, and standards applicable to its operations. Sara Lee will observe environmentally conscious practices in all locations where the corporation operates.

Community Relations

Sara Lee believes in being a responsible corporate citizen and a socially sensitive employer in every community, locality, and country in which the corporation operates. To accomplish this, Sara Lee strongly encourages each of its operating facilities to become actively involved in the life of the community by developing plans to participate in and sponsor initiatives that result in the advancement of the community's interests, and in the betterment of the quality of life of the communities in which employees live. These involvements have taken many forms. For example, some locations have adopted and provided repairs and materials to schools, orphanages and libraries; others have promoted and sponsored substance abuse and drug education programs; while still others have helped establish child-care centers, community child-care homes and centers, and programs for the poor.

Sara Lee is proud of its contribution to the economic and social development of the locations where Sara Lee has operations.

Corporate Contributions

In the area of corporate contributions, Sara Lee recognizes its role as a responsible corporate citizen and a socially sensitive company. In every community where the company operates, Sara Lee actively seeks out opportunities to contribute money, products, materials, time, expertise, and other assistance to worthwhile causes and projects in order to make the community a better place for employees to live and to work. Sara Lee is particularly interested in assisting programs that benefit youth, substance abuse and drug education programs, as well as programs and organizations related to the promotion of a community's health, welfare, education, family life, culture, and the arts.

Employment and Employee Training and Development

Sara Lee respects employees and believes in the fundamental dignity and worth of each individual. Utilizing the talents of each employee is a competitive imperative in a global marketplace. Sara Lee's goal is to create an environment that attracts and retains the best, brightest, and most talented individuals and to provide an environment that empowers each employee to reach his or her full potential. The corporation's objective is to teach and encourage the full development of individual pride, freedom, and self-esteem. Sara Lee believes that the building of an individual's self-esteem and self-worth, which includes the important element of self-reliance, is an essential ingredient in that employee reaching his or her full potential and growth. Accordingly, Sara Lee offers employees work-related training, which enables employees to improve job skills and to qualify for positions of greater responsibility.

Employee Recognition, Empowerment and Treatment

Sara Lee believes that employees should be recognized and rewarded for good performance, and actively encourages the adoption of suitable programs for this purpose.

Sara Lee believes employees have valuable ideas and should be given the opportunity to voice those ideas and to implement better and more productive procedures and methods. Sara Lee believes that the empowerment of individual employees not only permits each employee's full development, but directly and significantly contributes to the corporation's goal of achieving lowest-cost, highest-quality producer status in turn enabling Sara Lee to effectively compete in global markets and to provide employees with the highest possible degree of career security.

Respect for Diversity

Sara Lee believes that people should be employed on the basis of the ability to do the job, rather than on the basis of personal characteristics or beliefs. The corporation actively seeks, promotes, and manages diversity within the workforce.

In managing strategic diversity, Sara Lee embraces a philosophy of encouraging all Sara Lee employees to feel comfortable with being themselves while working together toward shared business goals. Sara Lee furthers this principle on a global basis through on-going training, development, and education programs designed to create a positive environment in which each individual is empowered to reach his/her fullest potential.

Communications

Sara Lee is committed to openness, honesty, and fairness in all business dealings and communications with employees and public constituencies. Of course, Sara Lee recognizes that certain proprietary, personal or otherwise privileged information must be kept confidential.

Working Conditions and Workplace Safety

Sara Lee will provide employees with work environments which are designed, built, and equipped to high standards at all Sara Lee locations.

Sara Lee is committed to providing a safe and healthy working environment. Employees will be trained in safe practices and safety rules. Practices relating to the use of safety equipment and protective devices will be strictly enforced.

Hours of Work and Age of Employment

Hours worked each day, and days worked each week, shall not exceed the legal limitations of the countries in which Sara Lee operates. Also, while the legal definition of "children" sometimes varies from country to country, Sara Lee will not knowingly employ individuals who are under 15 years of age.

Compensation and Benefits

As a responsible corporate citizen and a socially sensitive company, Sara Lee believes in providing employees with fair compensation and benefits. Sara Lee also believes that compensating employees at competitive levels helps Sara Lee to motivate and retain the best employees. Thus, Sara Lee offers employees competitive compensation and benefits which are equal to or above the compensation and benefits offered by like industries in the localities in which the corporation operates.

EXHIBIT D

Attached.

FORWARD

The global expansion of the Sara Lee Corporation's business activities into more countries and diverse cultures requires a commitment to the procurement of products and services in a manner which:

- is conducive to global good citizenship,
- will enhance the company's reputation and the image of all Sara Lee brands, and
- will ensure the achievement of Sara Lee's commercial success.

OBJECTIVE

Sara Lee's objective is to utilize the corporation's purchasing power to influence those from whom the corporation procures products and services to:

- embrace high standards of ethical behavior,
- comply with all applicable laws and regulations,
- treat their employees fairly, and with dignity and respect, so as to promote their welfare and improve their quality of life, and
- be socially responsible citizens in the countries and communities in which they operate.

The following sourcing guidelines have been established to ensure a uniform and consistent approach with all suppliers as Sara Lee pursues these objectives. Operating management is charged with the responsibility to conduct appropriate due diligence with all suppliers before entering into any business relationship.

"Suppliers" include contractors, joint venture partners and suppliers of goods and services, including raw material suppliers.

SUPPLIER SELECTION GUIDELINES

1. Ethical Standards

Sara Lee believes in doing business with those suppliers who embrace high standards of ethical business behavior and who demonstrate commitment to those standards through rigorous practices.

2. Legal Requirements

Sara Lee is committed to full compliance with all laws and regulations in the locations where the corporation operates and conducts business, and will not knowingly operate in violation of any such law or regulation.

Sara Lee will not knowingly use suppliers who operate in violation of applicable laws and regulations.

Sara Lee believes in doing business with those suppliers who recognize and respect the right of employees to exercise their lawful rights of free association, including joining or not joining any association.

3. Environmental Requirements

Sara Lee believes in doing business with those suppliers who share the corporation's commitment to the environment, and who pursue practices which conform to applicable environmental standards. Sara Lee expects suppliers to promptly develop and implement plans and programs to correct any non-compliant practices.

4. Employment Practices

A. Working Hours

Sara Lee will not knowingly use suppliers who fail to comply with the legal maximum working hours as specified by each country's standards and laws.

B. Child Labor

Sara Lee will not knowingly use suppliers who

employ workers in violation of the local mandatory school age, or under the legal employment age in each country. In no case will Sara Lee procure goods or services from firms employing non-family workers under age 15.

Additionally, Sara Lee will favor those suppliers who are proactive in contributing to the continued education and betterment of its employees.

C. Forced Labor

Sara Lee will not knowingly use suppliers of either raw materials or finished product that have been produced by forced labor, or services provided by such labor.

D. Discrimination

Sara Lee believes that people should be employed on the basis of the ability to do the job, rather than on the basis of personal characteristics or beliefs. Sara Lee will favor doing business with those suppliers who practice this principle.

E. Disciplinary Practices

Sara Lee will not knowingly do business with suppliers who employ any type of corporal punishment, or other forms of mental or physical coercion.

F. Health & Safety

Sara Lee believes in doing business with those suppliers who have demonstrated concern for and commitment to the health and safety of their employees. Additionally, this same guideline applies to those suppliers who provide housing to employees.

Sara Lee Corporation

REV. 2001

EXHIBIT E

Attached.

About WRAP
Factory Registration
Handbooks
Monitors
FAQs
Links
News
Last Updated: 06/23/03
Training Information
SiteMap
Contact Us

Worldwide Responsible Apparel Production

About WRAP

These Worldwide Responsible Apparel Production Principles are core standards for production facilities participating in the Worldwide Responsible Apparel Production, Certification Program. The Program's objective is to independently monitor and certify compliance with these socially responsible global standards for manufacturing and ensure that sewn products are produced under lawful, humane and ethical conditions. Participating companies voluntarily agree that their production and that of their contractors will be certified by the WRAP CERTIFICATION PROGAM as complying with these standards.

- **Compliance with Laws and Workplace Regulations** - Manufacturers of Sewn Products will comply with laws and regulations in all locations where they conduct business.

- **Prohibition of Forced Labor** - Manufacturers of Sewn Products will not use involuntary or forced labor -- indentured, bonded or otherwise.

- **Prohibition of Child Labor** - Manufacturers of Sewn Products will not hire any employee under the age of 14, or under the age interfering with compulsory schooling, or under the minimum age established by law, whichever is greater.

- **Prohibition of Harassment or Abuse** - Manufacturers of Sewn Products will provide a work environment free of harassment, abuse or corporal punishment in any form.

- **Compensation and Benefits** - Manufacturers of Sewn Products will pay at least the minimum total compensation required by local law, including all mandated wages, allowances and benefits.

- **Hours of Work** - Manufacturers of Sewn Products will comply with hours worked each day, and days worked each week, shall not exceed the legal limitations of the countries in which sewn product is produced. Manufacturers of sewn product will provide at least one day off in every seven-day period, except as required to meet urgent business needs.

- **Prohibition of Discrimination** - Manufacturers of Sewn Products will employ, pay, promote, and terminate workers on the basis of their ability to do the job, rather than on the basis of personal characteristics or beliefs.

- **Health and Safety** - Manufacturers of Sewn Products will provide a safe and healthy work environment. Where residential housing is provided for workers, apparel manufacturers will provide safe and healthy housing.

- **Freedom of Association and Collective Bargaining** - Manufacturers of Sewn Products will recognize and respect the right of employees to exercise their lawful rights of free association and collective bargaining.

- **Environment** - Manufacturers of Sewn Products will comply with environmental rules, regulations and standards applicable to their operations, and will observe environmentally conscious practices in all locations where they operate.

- **Customs Compliance** - Manufacturers of Sewn Products will comply with applicable customs law and, in particular, will establish and maintain programs to comply with customs laws regarding illegal transshipment of apparel products.

- **Security** - Manufacturers of Sewn Products will maintain facility security procedures to guard against the introduction of non-manifested cargo into outbound shipments (e.g. drugs, explosives, biohazards and/or contraband).

WRAP • 200 North Glebe Road. • Suite 1016 • Arlington, VA 22203
(703) 243-0970 • fax: 703-243-8247
Email: Info@wrapapparel.org

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

July 28, 2003

VIA EXPRESS MAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sara Lee Corporation
Shareholder Proposal submitted by the New York City Employees' Retirement System

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System ("NYCERS") in response to the June 24, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by Sara Lee Corporation ("Sara Lee" or the "Company"). In that letter, the Company contends that NYCERS' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy under Rule 14a-8(i)(10) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the June 24, 2003 letter, including the copies enclosed of three of the Company's publications: *Global Business Standards*; *Global Operating Principles*, and *Supplier Selection Guidelines*. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 proxy materials. Pursuant to Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." As detailed below, the Company has failed to meet that burden of proof and its request for "no-action" relief should therefore be denied. Accordingly, NYCERS respectfully requests that the Division of Corporate Finance (the "Division") deny the relief that the Company seeks.

I. <u>The Proposal</u>

The Proposal consists of a six whereas clauses followed by a Resolved Clause.

The first four whereas clauses provide background to support inclusion of the Proposal in the proxy materials: Sara Lee has extensive overseas operations; there has been increased public awareness of human rights abuses in overseas subsidiaries and suppliers of U.S. corporations; negative publicity can impact shareholder value; and a number of companies have implemented independent monitoring programs to strengthen compliance with international human rights norms.

The fifth whereas clause describes five principles, which reference eight ILO conventions, regarding human rights in the workplace: (1) all workers have the right to form and join trade unions and bargain collectively; (2) workers' representatives shall be free from discrimination and shall have access to all necessary workplaces; (3) no discrimination or intimidation in employment: equality of opportunity and treatment in employment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics; (4) no use of force, including bonded or prison labor; and (5) no use of child labor.

The sixth whereas clause indicates that monitoring of corporate adherence to these principles is essential to maintain consumer and investor confidence in the Company's commitment to human rights.

The Resolved Clause states:

> **Therefore**, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

II. <u>The Company's Opposition and NYCERS' Response</u>

In its letter of June 24, 2003, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(10) (excludible if substantially implemented). The Company alleges that it has substantially implemented the Proposal through its (1) *Global Business Standards;* (2) *Global Operating Principles;* and (3) *Supplier Selection Guidelines*, which the Company refers to collectively as the <u>Global Standards, Principles and Guidelines</u>.

"workers are free to choose whether or not to lawfully organize and join associations. Factories must not interfere with workers who wish to lawfully and peacefully associate, organize, or bargain collectively." Although this language falls short of the Proposal's affirmative statement that all workers have the right to bargain collectively, none of Sara Lee's compliance publications even mention "collective bargaining." Further, although Talbots' anti-discrimination provision is not as comprehensive as the one in the Proposal in that it does not specifically mention two categories, "political opinion" and "social origin," two of Sara Lee's guidelines do not mention any discrimination categories, which is discussed *infra.* Sara Lee's implementation falls far short of Talbot's.

Ironically, the most relevant authority here is PPG Industries, Inc. ("PPG") (January 22, 2001), which Sara Lee in its letter made an unsuccessful attempt to distinguish. Sara Lee argued that the Division did not issue a no-action letter to PPG because, unlike Sara Lee in the present situation, PPG had substantially complied only with general law and had not addressed the specific subject matter contained in the Proposal. It appears that the more persuasive explanation for the Division's action is that PPG's code made no reference to the right to form and join trade unions or the right for workers' representatives to carry out their functions. As such failures characterize Sara Lee's efforts as well, PPG is persuasive authority for denying the Company's request for a no-action letter.

B. Sara Lee's Compliance Program Does Not Substantially Implement the Proposal

i. The Company's policies, practices and procedures compare unfavorably with the guidelines of the Proposal because Sara Lee has fully implemented only one of the core principles stated in the Proposal.

"In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 15, 1991). Judged by that standard, Sara Lee fails in critical respects to implement the Proposal.

Although the Company's publications provide for "freedom of association," none so much as mentions the right of "collective bargaining." This is a serious omission. The ILO conventions, which are referenced in the Proposal, set out "freedom of association" and "collective bargaining" separately. The standard definitions of these terms demonstrate that they are two different protections or rights:

> **Collective bargaining**. As contemplated by National Labor Relations Act, is a procedure looking toward making of collective agreements between employer and accredited representative of employees concerning wages, hours, and

> other conditions of employment, and requires that parties deal with each other with open and fair minds and sincerely endeavor to overcome obstacles existing between them to the end that employment relation may be stabilized and obstruction to free flow of commerce prevented.
>
> **Freedom of association**. Right guaranteed by First Amendment of U.S. Constitution. See **Association**.
>
> **Association.** The act of a number of persons in uniting together for some special purpose or business. It is a term of vague meaning used to indicate a collection or organization or persons who have joined together for a certain common object.

BLACK'S LAW DICTIONARY (5th ed. 1979).

In addition to failing to mention the right of collective bargaining, all of Sara Lee's guidelines fail to address a related core principle stated in the Proposal:

> Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.

Nor is it sufficient that collective bargaining is listed in the Worldwide Responsible Apparel Production Principles ("WRAP") to which Sara Lee is a signatory. The Company's apparel group is responsible for only 37% of the Company's sales, and 35% of its operating income. In addition, the Company's non-apparel lines of business account for approximately 60% of the square footage of Sara Lee's international facilities. Therefore, even if the Company's apparel entities substantially implemented the Proposal, that is not enough. Sara Lee overall has not implemented the Proposal if Sara Lee's non-apparel entities are not also in compliance. The omission of collective bargaining shows that the non-apparel entities are not in compliance.

In any case, membership in WRAP cannot be equated with substantial implementation of the Proposal. WRAP omits "age" and "color" in its enumeration of covered categories under its "Prohibition of Discrimination." In addition, when discussing the covered categories, the Proposal requires that there be no "discrimination or intimidation" in employment: both WRAP and Sara Lee omit "intimidation." WRAP also omits entirely the Proposal's principle regarding workers' representatives. Further, both WRAP and Sara Lee fail to mention "bonded or prison labor" when addressing the principle that employment shall be freely chosen.

In sum, the only core principle that Sara Lee (and WRAP) fully implemented is the prohibition against use of child labor. Consequently, it is unreasonable to argue that the commitment requested in the Proposal is duplicative of Sara Lee's policies, practices and procedures.

ii. The Company's written guidelines compare unfavorably with the guidelines of the Proposal because intended recipients, e.g., employees, suppliers, are not provided all the necessary Company materials.

The Company misleadingly blurs together its three compliance publications.

First, the Company states that every employee receives either the *Global Business Standards*, "or a summary of the Standards, called the *Integrity Guide.*" Indeed, the *Integrity Guide* may very well contain a general summary of the *Global Business Standards,* but it is a summary that omits the information in the *Global Business Standards* that corresponds with the Proposal. What is significant is whether the *Integrity Guide* contains a summary of the principles contained in the Proposal. It does not. Any contrary inference is misleading.

Second, the Company states that it distributes *Supplier Selection Guidelines* only to its suppliers, contractors and joint venture partners.

Third, the Company does not indicate the target audience for *Global Operating Procedures.*

Thus, if information were to appear in the *Supplier Selection Guidelines* but not in *Global Business Standards*, Sara Lee's employees would not see it. Further, if information were to appear in *Global Business Standards*, but not in the *Integrity Guide*, then neither the Company's suppliers, contractors or joint venture partners nor some unknown percentage of the Company's employees would see this information. Therefore, any coupling or grouping of these publications by the Company may result in a false impression, *e.g.,* that each employee and subcontractor is aware of or should be aware of what in fact may not appear in the publication he/she is provided.

One serious example is the Company's treatment of the ILO convention that there shall be no discrimination in employment. *Global Business Standards* lists all of the eight categories included in the Proposal, *e.g.*, race, religion, sex. In contrast, neither the *Supplier Selection Guidelines* nor the *Global Operating Principles* lists <u>any</u> categories. Consequently, contractors, suppliers and joint venture partners are merely instructed that there should be no discrimination, without any specificity. However, this distinction between the three Company documents would not be apparent from reading the Company's June 24, 2003 letter.

Indeed, the Company blurs into one paragraph the discussion of

SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER'S E-MAIL ADDRESS
ggerstman@sidley.com

August 8, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We refer to our June 24, 2003 letter on behalf of Sara Lee Corporation (the "Company" or "Sara Lee") in which we requested that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the proposal concerning global standards (the "Proposal") submitted by the Office of the Comptroller of New York City as trustee of the New York City Employees' Retirement System Fund (the "Proponent") may be omitted from Sara Lee's 2003 proxy materials to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. We also refer to the July 28, 2003 response letter to the Staff from Janice Silberstein (the "Proponent Letter") on behalf of the Proponent. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, the undersigned, on behalf of the Company, hereby files six copies of this letter, including the exhibits hereto. We have been advised by the Company as to the factual matters set forth herein.

The Proposal requests that the Company commit itself to the implementation of a code of corporate conduct based on certain human rights standards similar to those of the United Nation's International Labor Organization ("ILO") conventions and to commit to a program of monitoring compliance with such standards. The Company has already implemented the Proposal in its *Global Business Standards*, which Standards are supplemented by its *Global Operating Principles*, *Supplier Selection Guidelines* and participation in the Worldwide Responsible Apparel Production ("WRAP").

Our bases for omission of the Proposal pursuant to Rule 14a-8(i)(10) as being "substantially implemented" are set forth in our June 24 letter. This letter addresses mischaracterizations and inaccuracies in the Proponent Letter. First, as a result of the Proponent's preoccupation with semantics, the Proponent fails to compare the facts in this case with prior no-action requests in an objective manner. Second, the Proponent Letter's central argument that the Company has misleadingly blurred together its various compliance publications is without merit. Third, the Proponent's claims regarding Sara Lee's independent monitoring are exaggerated and demonstrate the Proponent's extreme positions.

I. The Proponent Letter Fails to Compare the Facts in this Case with Prior No-Action Requests in an Objective Manner.

The discussion in the Proponent Letter is preoccupied with the words "relating to" in our contention that the Company already has policies and procedures in place relating to the subject matter of the Proposal. This preoccupation with semantics ignores that (i) on page 5 of the June 24 letter, we expressly acknowledge that a company's existing policies, practices and procedures must compare favorably with the guidelines of the Proposal and that Sara Lee's comprehensive compliance and monitoring program in fact does so, (ii) the discussion in the June 24 letter (and in Exhibit A to this letter) specifically compares each of the ILO principles requested in the Proposal with Sara Lee's compliance program and (iii) the content in the June 24 letter (and in Exhibit A to this letter) use the words "relating to" to mean covering the same matters as are covered by the Proposal. The assertion in the Proponent Letter that we argued for a standard of "mere relevancy" is misguided. We believe Sara Lee's compliance program compares favorably with the Proposal.

The Proponent Letter's analysis of prior no-action requests fails to assess the actual facts in an objective manner. In The Talbots Inc. (April 5, 2002) (no-action relief was granted), the Proponent submitted the same proposal as the subject one. In PPG Industries, Inc. (January 22, 2001) (no-action relief was denied), the proposal was also virtually identical to the subject one. The Proponent Letter argues that "Talbots had in fact demonstrated a significantly higher degree of compliance" and that "the most relevant authority here is PPG Industries." By contrast to these broad statements, we have attached Exhibit A hereto which specifically compares the requested ILO principles with the principles set forth in the compliance programs of Sara Lee, Talbots and PPG Industries. For Sara Lee, we have emphasized the principles set forth in the *Global Business Standards* which, as discussed in Section II below, are distributed to and apply to all Sara Lee employees worldwide. We have also identified applicable provisions from Sara Lee's *Supplier Selection Guidelines*, which supplement the *Global Business Standards*, and applicable WRAP principles because Sara Lee, as a participating company, has voluntarily agreed that its apparel production and that of its strategic contractors will be certified as complying with the WRAP standards.

A review of Exhibit A shows that Sara Lee and Talbots have specific provisions in their compliance programs that address each of the 5 principles requested in the Proposal. On the other hand, PPG Industries only addressed 1 of the 5 principles in its compliance program. The only principle that PPG Industries addressed specifically was discrimination and this topic was covered in its Equal Employment Opportunity Policy rather than in a code of conduct (as is the case in both Sara Lee and Talbots). Even the Proponent acknowledges that a company is not required to implement a proposal word-for-word in order to have it excluded as substantially implemented. We strongly disagree that PPG Industries is the most relevant authority. Exhibit A demonstrates the striking similarities between Sara Lee and Talbots.

Sara Lee's compliance program is in many respects superior to the one described in Talbots. First, Sara Lee's *Global Business Standards* provide on page 8 that "Sara Lee employees have the right to work in an environment that is free from intimidation ...." Unlike Sara Lee, Talbots omits any mention of intimidation. Second, Sara Lee's *Global Business Standards* specifically reference 9 categories in its anti-discrimination provision compared to 8 in Talbots. The Proponent Letter mischaracterizes both of these points. As to the first point, the Proponent Letter states that Sara Lee omits "intimidation" from its *Global Business Standards* (see page 5 of the Proponent Letter) which, as shown above, is clearly inaccurate. As to the second point, the Proponent Letter misleadingly asserts that Sara Lee's implementation falls far short of Talbot's because two of Sara Lee's guidelines (i.e., the *Global Operating Principles* and the *Supplier Selection Guidelines*) do not mention any discrimination categories. As shown above, this assertion ignores the fact that Sara Lee's *Global Business Standards* reference 9 categories. As discussed in Section II below, Sara Lee's *Global Operating Principles* and *Supplier Selection Guidelines* supplement and amplify the *Global Business Standards* and are intended to be viewed as part of a comprehensive compliance program.

Finally, although the Proponent concedes that collective bargaining is expressly listed in the WRAP principles to which Sara Lee is a signatory, the Proponent argues that the absence of the exact phrase "collective bargaining" in Sara Lee's *Global Business Standards* shows that Sara Lee is not in compliance with the Proposal and, accordingly, Sara Lee has not substantially implemented the Proposal. The Proponent is engaged in semantic hairsplitting. First, Sara Lee's mandate in the *Global Business Standards* to permit all employees "to exercise their lawful right of free association" includes the lawful right of collective bargaining. This is borne out by the facts. Sara Lee has literally tens of thousands of employees throughout the world who are covered by collective bargaining agreements. Second, the Proponent advances the specious argument that, even if Sara Lee's apparel businesses respect the right of employees to bargain collectively (by virtue of Sara Lee being a signatory to the WRAP principles), somehow Sara Lee's other international businesses do not also respect this right. This argument is both misguided and misinformed. Sara Lee's Annual Report on Form 10-K for fiscal year 2002 contains information regarding significant non-U.S. facilities that are operated directly by Sara Lee. A summary of these facilities is set forth below.

Line of Business	(A) Significant International Facilities Operated Directly by Sara Lee	European Facilities in (A) that are Operated Directly by Sara Lee	Non-European Facilities in (A) that are Operated Directly by Sara Lee
Intimates and Underwear	40%	21%	79%
Food and Beverage	42%	82%	18%
Household Products	18%	43%	57%

As noted above, 60% of Sara Lee's significant international facilities are operated by its non-apparel businesses. The Proponent Letter distorts these facts by inferring that Sara Lee's non-apparel facilities do not permit collective bargaining because they are not subject to the WRAP standards. In fact, 70% of Sara Lee's non-apparel international facilities are located in European countries. The laws of most European countries require employers to establish and negotiate with statutory "works councils" comprised of employees elected to represent and advocate on behalf of employees. In addition, if an employer has multiple facilities in one country, the laws of many European countries require that the employer establish a "central" works council to oversee all the works councils related to that employer's facilities within that country. In addition to the central works council required in certain countries, each of Sara Lee's three lines of business also has established a "Euro Works Council" to oversee the working conditions of Sara Lee employees on the European-wide, line of business basis. In short, the vast majority of Sara Lee's international operations engage in collective bargaining with a variety of local, country and pan-European works councils.

Based upon the foregoing comparison of the compliance programs of Sara Lee and Talbots and the Staff's decision in Talbots regarding substantial implementation pursuant to Rule 14a-8(i)(10), there should be no question that Sara Lee already has policies and procedures in place relating to the Proposal and Sara Lee's compliance program compares favorably to the Proposal.

II. The Proponent Letter's Emphasis on the Recipients of Sara Lee's Compliance Materials is Without Merit.

A core argument in the Proponent Letter is that "the Company misleadingly blurs together its three compliance publications" and, since certain recipients may not receive all three compliance documents, the Company should not be entitled to rely on "the sum total of its publications." This central argument by the Proponent is without merit. As illustrated in Section I above, the *Global Business Standards* alone substantially implement the Proposal. The Proponent ignores the following statement in the introduction to the *Global Business Standards*: "The *Global Business Standards* apply to all employees of all businesses and subsidiaries worldwide. Employees cannot use a contractor, agent, consultant, broker, distributor or other third party to perform any act prohibited by law or by Sara Lee policy." (Emphasis added.) Page 6 of the *Global Business Standards* adds: "It is also the responsibility of each Sara Lee employee to comply with the *Global Business Standards*, and to take action or report to management when aware of criminal acts or acts in violation of the *Global Business Standards*. Employees who fail to comply with the *Global Business Standards*, including not reporting known unethical activities, will be subject to disciplinary action."

Sara Lee utilizes a variety of methods to ensure that all employees are aware both that the *Global Business Standards* must be complied with and that the *Global Business Standards* exist for their protection. In addition to posters in facilities and frequent newsletters, employees attend regular training programs regarding the *Global Business Standards*. All Sara Lee employees are required to receive a paper copy of the *Global Business Standards* (which is translated into nine languages). The *Global Business Standards* are also available on Sara Lee's employee intranet and on the Company's website at www.saralee.com.

The Proponent Letter incorrectly infers that we referenced applicable provisions in each of Sara Lee's three principal compliance documents so that we could rely on the sum total of its publications. As discussed above, the *Global Business Standards* alone evidence the Company's substantial implementation of the Proposal. The *Global Operating Principles* and the *Supplier Selection Guidelines* supplement and amplify the *Global Business Standards*. As described in the June 24 letter, however, even these supplemental materials cover many of the ILO principles referenced in the Proposal. The *Global Business Standards*, as supplemented by the *Global Operating Principles*, the *Supplier Selection Guidelines* and Sara Lee's adoption of the WRAP principles, demonstrate an elaborate and comprehensive compliance program. We believe this comprehensive program compares favorably with the guidelines of the Proposal.

III. The Proponent's Claims Regarding Sara Lee's Independent Monitoring are Exaggerated and Demonstrate the Proponent's Extreme Positions.

The extreme positions taken in the Proponent Letter are illustrated by the Proponent's criticisms of Sara Lee's monitoring program. First, the Proponent states that "the WRAP program cannot serve as the source for independent monitoring of Sara Lee's apparel companies." The Proponent supports its statement by noting that 1 of the 7 WRAP directors is a Sara Lee representative and that 2 of the other 7 WRAP directors are from the apparel industry. The Proponent ignores the fact that by WRAP statute, the WRAP Board must always be comprised of a majority of independent members. These independent members of the WRAP Board are from outside of the apparel industry and have demonstrated exemplary leadership results in their professional careers which are related to the core issues inherent to the WRAP Certification Program, including socially responsible business practices. The WRAP Chairman of the Board is Ambassador Donald J. Planty, former U.S. Ambassador to Guatemala. Moreover, the independent monitors performing the onsite evaluations of facilities consist only of commercial and non-profit enterprises that are accredited by the WRAP Board. The combination of a majority independent Board with expertise from a minority of apparel industry representatives has created an extremely credible organization that recently received a grant from the U.S. Department of Labor to conduct educational training programs in 34 cities worldwide.

Second, the Proponent's citing of the Miller lawsuit to support allegations that Sara Lee "cannot be trusted to monitor itself" is inflammatory and wholly without merit. The Proponent's description of the case was gleaned entirely from the complaints filed by the plaintiffs who, in seeking class action status, were motivated to claim that the alleged improprieties were both widespread and prolonged. The Proponent fails to note that nine plaintiffs initially filed the lawsuit, and that they were denied class certification by both the trial and appellate courts. Sara Lee decided to close the plant during the pendency of the lawsuit, and it was only after the plant closing was announced that 130 additional employees decided to file suit. The Proponent's attempts to characterize allegations as facts and infer that the Company's decision to settle the

139 lawsuits to avoid protracted and costly litigation should somehow be construed as an admission of guilt by the Company is simply without merit.

In fact, Sara Lee's belief in the effectiveness of its monitoring program is substantiated by its enforcement experience. By way of example, in January 2003, Sara Lee retained an independent monitoring firm to conduct a pre-production inspection of a potential subcontractor in Southeast Asia. The inspection revealed that the potential subcontractor was forcing its employees to work overtime and, as a result, Sara Lee refused to retain the subcontractor. On another occasion, Sara Lee inspected the West Asian facilities of an apparel subcontractor. Upon discovering incidents in which the subcontractor used underage workers and violated certain other standards governing working conditions, Sara Lee promptly cancelled all open purchase orders and ceased all subcontracting with that supplier.

IV. Conclusion

We believe the Proponent Letter contains a number of mischaracterizations and inaccuracies. The facts in this case (as specifically described in the June 24 letter and in Exhibit A hereto) show that Sara Lee already has policies in place relating to (and by this we mean covering the same matters as are covered by) the Proposal and these policies compare favorably to the Proposal. In addition, Sara Lee's comprehensive compliance program compares favorably to the program described in The Talbots Inc. (April 5, 2002), in which Talbots successfully argued that the same proposal may be omitted from its proxy materials. Based on the foregoing and the matters set forth in the June 24 letter, we believe that Sara Lee may properly omit the Proposal from its 2003 proxy materials. If you have any questions regarding this matter, please contact the undersigned at 312.853.2060.

Very truly yours,

Gary D. Gerstman /

Gary D. Gerstman

cc: William C. Thompson, Jr./Janice Silberstein
New York City Employees' Retirement System
New York City Comptroller

R. Henry Kleeman
Vice President, Deputy General Counsel and Assistant Secretary
Sara Lee Corporation

EXHIBIT A

Proposal	Sara Lee (from Global Business Standards) (supplemental materials are the Supplier Selection Guidelines and, with respect to apparel businesses, the WRAP principles)	Talbots (from letter dated January 30, 2001 of no-action request)	PPG (from letter dated December 15, 2000 of no-action request)
1. All workers have the right to form and join trade unions and to bargain collectively	We will respect the right of employees to exercise their lawful right of free association. Supplemental Materials: Sara Lee believes in doing business with those suppliers who recognize and respect the right of employees to exercise their lawful rights of free association, including joining or not joining any association. [SSG] Manufacturers will recognize and respect the right of employees to exercise their lawful rights of free association and collective bargaining. [WRAP]	Workers are free to choose whether or not to lawfully organize and join associations. Factories must not interfere with the workers who wish to lawfully and peacefully associate, organize or bargain collectively.	U.S. federal law, including the National Labor Relations Act
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation function.	See Items 1 and 3 regarding free association and prohibition against discrimination.	See Items 1 and 3 regarding free association and prohibition against discrimination.	See Item 1 (referencing U.S. federal law) and Item 3 regarding prohibition against discrimination in EEO Policy.
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age,	Sara Lee enthusiastically supports laws prohibiting unjustified discrimination based on a person's race, color, gender, national origin, age, religion, disability, veteran status, marital status or other	Workers must be employed on the basis of their ability to carry out the duties of a particular job without regard to race, color, gender, nationality, religion, age, disability, marital status or other personal	PPG industries will give equal consideration to any applicant for employment regardless of race, sex, color, age, creed, religion, sexual orientation, or national origin. The same non-discriminatory

Proposal	**Sara Lee** (from Global Business Standards) (supplemental materials are the Supplier Selection Guidelines and, with respect to apparel businesses, the WRAP principles)	**Talbots** (from letter dated January 30, 2001 of no-action request)	**PPG** (from letter dated December 15, 2000 of no-action request)
nationality, social origin or other distinguishing characteristics	protected characteristics. Sara Lee employees have the right to work in an environment that is free from intimidation, harassment and abuse. Supplemental Materials: Sara Lee believes that people should be employed on the basis of the ability to do the job, rather than on the basis of personal characteristics or beliefs. [SSG] Manufacturers will employ, pay, promote, and terminate workers on the basis of their ability to do the job, rather than on the basis of personal characteristics or beliefs. Manufacturers will provide a work environment free of harassment, abuse or corporal punishment of any form. [WRAP]	characteristics or beliefs. No person shall be subjected to discrimination in any aspect of employment.	consideration will apply in promoting or demoting employees.... Also, PPG Industries has pledged to create and maintain a workplace that is free of harassment due to race, sex, color, age, creed, religion, sexual orientation, national origin, citizenship status, disability, or veteran status. An employee who feels that he or she is a victim of harassment can obtain prompt, appropriate company action by notifying any member of management.
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor.	We will not employ...forced labor. We will not allow physical punishment or abuse. Supplemental Materials: Sara Lee will not knowingly use suppliers of either raw materials or finished product that have been produced by forced labor, or services provided by such labor. [SSG]	There shall not be any use of forced labor, whether in the form of prisoned labor, indentured labor, bonded labor or otherwise.	ILO Convention 105 regarding forced labor has been ratified by the United States.

Proposal	**Sara Lee** (from Global Business Standards) (supplemental materials are the Supplier Selection Guidelines and, with respect to apparel businesses, the WRAP principles)	**Talbots** (from letter dated January 30, 2001 of no-action request)	**PPG** (from letter dated December 15, 2000 of no-action request)
	Manufacturers will not use involuntary or forced labor – indentured, bonded or otherwise. [WRAP]		
5. There shall be no use of child labor.	We will not employ children…. Supplemental Materials: Sara Lee will not knowingly use suppliers who employ workers in violation of the local mandatory school age, or under the legal employment age in each country. In no case will Sara Lee procure goods or services from firms employing non-family workers under age 15. [SSG] Manufacturers will not hire any employee under the age of 14, or under the age of interfering with compulsory schooling, or under the minimum age established by law, whichever is greater. [WRAP]	No person shall be employed at an age younger than 15 (or 14 where the law of the country of manufacture allows) or younger than the age for completing compulsory education in the country of manufacture where such age is higher than 15.	No comparable provision provided

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

VIA EXPRESS MAIL

August 19, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sara Lee Corporation
Shareholder Proposal submitted by the New York City Employees' Retirement System

To Whom It May Concern:

This letter is a brief reply to Sara Lee Corporation's ("Sara Lee" or the "Company") letter dated August 8, 2003 to the Securities and Exchange Commission (the "Commission"). In that letter, the Company presented pages of hazy arguments and multiple pages of charts, all of which are unable to obscure the simple failings of their arguments.

The Company has presented a serious factual inconsistency in its August 8 letter. At first, on page three of the Company's June 24, 2003 letter to the Commission, Sara Lee stated, "Every Sara Lee employee receives a copy of the *Global Business Standards* (or a summary of the Standards, called the *Integrity Guide*...") (Emphasis added.) Now, however, on page four of its August 8 letter, the Company contradicts itself in stating that "All Sara Lee employees are required to receive a paper copy of the *Global Business Standards...*" (Emphasis added.)

This glaring discrepancy is significant because as we concluded in our July 28, 2003 letter to the Commission, the *Integrity Guide* does not in fact summarize the information about the Proposal that is contained within the *Global Business Standards*. For example, whereas the *Global Business Standards* indicates that discrimination in employment shall be prohibited regarding various categories included in the Proposal, *e.g.* race, age, gender, the *Integrity Guide* omits any discussion of discrimination. Consequently, those Sara Lee employees selected to receive the *Integrity Guide* as their manual, as opposed to the *Global Business Standards*, obtain no information regarding one of the Proposal's core principles.

Another core principle of the proposal is the right to collective bargaining. Notwithstanding the Company's lengthy discussion of "collective bargaining" in its August 8 letter, the fact remains that outside of WRAP, there is absolutely no reference to "collective bargaining" in the Company's materials.

Further, the Company errs in their August 8 letter by concluding that its programs compare favorably to Talbots, Inc. (April 5, 2002) ("Talbots"). In reality, Sara Lee's compliance program is seriously inferior.

First, Talbots' compliance program manifests a greater implementation of the Proposal by including "collective bargaining" in its materials. Second, regarding the anti-discrimination in employment provision, Talbots includes almost all the categories listed in the Proposal, *e.g.*, race, sex, age. In contrast, Sara Lee's suppliers, contractors, and joint venture partners are merely instructed in the manual that they receive, the *Supplier Selection Guidelines*, that there should be no discrimination based upon personal characteristics or beliefs -- none of the categories contained in the Proposal are enumerated.

Pursuant to the Proposal, independent monitoring of corporate adherence to the subject human rights standards is essential for maintaining consumer and investor confidence. In our July 28, 2003 letter to the Commission, we questioned Sara Lee's non-disclosure in its June 24 letter of the percentage breakdown between the use of outside monitors versus the use of Sara Lee's own employees as monitors. Nevertheless, in their August 8 letter, Sara Lee failed to address this critical matter.

Based on the foregoing and the reasons stated in our July 28 letter, NYCERS respectfully reiterates that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Very truly yours,

Janice Silberstein

cc: Gary D. Gerstman, Esq.
Bank One Plaza
Sidley Austin Brown & Wood
10 S. Dearborn Street
Chicago, Illinois 60603

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
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BANK ONE PLAZA
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TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
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WRITER'S DIRECT NUMBER
(312) 853-2060

WRITER'S E-MAIL ADDRESS
ggerstman@sidley.com

August 25, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sara Lee Corporation
Stockholder Proposal Submitted by the
New York City Employees' Retirement System Fund

Ladies and Gentlemen:

On behalf of Sara Lee Corporation ("Sara Lee" or the "Company"), we submit this brief response to the letter dated August 19, 2003 submitted to the Division of Corporation Finance (the "Staff") by Janice Silberstein in respect of the stockholder proposal submitted by the Office of the Comptroller of New York City as trustee of the New York City Employees' Retirement System Fund (the "Proponent").

First, the Company would like to refute the "serious factual inconsistency" alleged by the Proponent. Since July 1, 2002, all Sara Lee employees worldwide are required to receive a paper copy of the *Global Business Standards*. The statement referenced by the Proponent in the Company's June 24, 2003 letter described Sara Lee's practices prior to July 1, 2002. Sara Lee's current procedures, which have been in place for over one year, are the only procedures relevant to this matter. As noted in prior letters, not only do all Sara Lee employees receive a copy of the *Global Business Standards*, but the rights afforded employees by the *Global Business Standards* and the obligation of all employees to comply with the *Standards* are widely communicated, in various languages, through a robust program that utilizes a variety of tools, including (i) regular training programs and videos, (ii) posters, wallet-size reminder cards, desk plaques, newsletters and other materials (including the *Integrity Guide*, which is a fold-out pamphlet that summarizes the key messages of the 24-page *Global Business Standards*), (iii) annual compliance certifications signed by over 2,000 key employees, and (iv) distribution of the *Global Business Standards* to all employees and the availability of the *Standards* on Sara Lee's employee intranet and corporate Web site at www.saralee.com. Accordingly, the Proponent's primary contention that certain employees obtain no information regarding a core principle in the proposal is unfounded and without merit.

Second, the Proponent's claim that Sara Lee's compliance program is "seriously inferior" to the one in Talbots is unfounded. The Proponent fails to refute any aspects of the Company's compliance program cited in the August 8, 2003 letter which are superior to Talbots. Moreover, the Proponent ignores the detailed chart attached to the August 8, 2003 letter that demonstrates the striking similarities between Sara Lee and Talbots, both of which have specific provisions in their compliance programs that address each of the 5 principles requested in the proposal.

Third, the Proponent's central argument in both of its letters that Sara Lee should not be permitted to exclude the proposal because the *Global Business Standards* do not contain the precise words "collective bargaining" is contrary to the legal standard of a proposal being "substantially implemented" pursuant to Rule 14a-8(i)(10). The Proponent acknowledges that the WRAP principles specifically recognize collective bargaining and that the Company has adopted the WRAP principles. Furthermore, all of the Company's compliance materials permit employees to exercise their lawful right of free association. The fact that tens of thousands of Sara Lee employees engage in collective bargaining through a variety of unions and works councils demonstrates that Sara Lee's commitment to the lawful right of free association includes the lawful right of collective bargaining. The Proponent is inconsistent in acknowledging that a company is not required to implement a proposal word-for-word in order to have it excluded, but then arguing that Sara Lee could not possibly be found to have substantially implemented the proposal merely because Sara Lee's *Global Business Standards* fail to contain the specific words "collective bargaining." We believe Sara Lee's comprehensive compliance program compares favorably with the Proposal.

Based on the foregoing and the matters set forth in our earlier letters, we believe Sara Lee may properly omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10). If you have any questions regarding this matter, please contact the undersigned at 312.853.2060.

Very truly yours,

Gary D. Gerstman

Gary D. Gerstman

cc: William C. Thompson, Jr./Janice Silberstein
New York City Employees' Retirement System
New York City Comptroller

R. Henry Kleeman
Vice President, Deputy General Counsel and Assistant Secretary
Sara Lee Corporation

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

VIA EXPRESS MAIL

RECEIVED
2003 AUG 28 PM 2:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 27, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sara Lee Corporation
Shareholder Proposal submitted by the New York City Employees' Retirement System ("NYCERS")

To Whom It May Concern:

I write on behalf of NYCERS in response to Sara Lee's August 25, 2003 letter. Sara Lee has now reached the point where its defense hinges on its asserting that the Company erred when it represented to the Commission in its June 24, 2003 letter that Sara Lee employees received either the *Global Business Standards* or the *Integrity Guide*. That very late "correction" only emphasizes that the Commission simply cannot rely on Sara Lee's complex and unending rationalizations for its not having substantially implemented the Fund's Proposal.

Very truly yours,

Janice Silberstein

cc: Gary D. Gerstman, Esq.
Bank One Plaza
Sidley Austin Brown & Wood
10 S. Dearborn Street
Chicago, Illinois 60603

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 8, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated June 24, 2003

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards and commit to a program of outside, independent monitoring.

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel